Profit and Loss

ActivArmor

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
PayPal Sales	0
Paypal Sales - Respirators	0
Respirator Discount	-95.00
Total for Paypal Sales - Respirators	**-$95.00**
Total for PayPal Sales	**-$95.00**
Sales	$91,598.08
Cast Sales	74,437.49
Credit Card Fees	469.18
Other Income	2,564.49
Sales of Product Income	0
Sales of Respirators	29,712.14
Total for Sales of Product Income	**$29,712.14**
Total for Sales	**$198,781.38**
Total for Income	**$198,686.38**
Cost of Goods Sold	
Cost of Goods Sold	$124,492.13
In Clinic Printers	33,980.85
Total for Cost of Goods Sold	**$158,472.98**
Total for Cost of Goods Sold	**$158,472.98**
Gross Profit	**$40,213.40**
Expenses	
Advertising & Marketing	16,892.97
Bank Charges & Fees	1,677.65
Clinic Support	253.92
Contractors	-106,409.76
Fabrication Services	6,137.98
Interest Paid	-14,406.73
Job Supplies	44.82
Legal & Professional Services	16,719.75
Meals & Entertainment	17.89
Merchant & Bank Charges	2,271.63
Office Supplies & Software	3,390.26
Postage, Freight, Delivery and Shipping	6,790.27
Sales Commission	14,961.97
Scanner Investor Fees	3,520.00
Software Design	70,354.50
Taxes & Licenses	738.00
Travel	13,795.77

Profit and Loss

ActivArmor

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Utilities	1,035.83
Total for Expenses	**$37,786.72**
Net Operating Income	**$2,426.68**
Other Income	
Interest Income	4,453.58
Total for Other Income	**$4,453.58**
Other Expenses	
Other Miscellaneous Expense	-12,118.22
Reconciliation Discrepancies	-125,622.60
Total for Other Expenses	**-$137,740.82**
Net Other Income	**$142,194.40**
Net Income	**$144,621.08**